News Release TSX-V: PDO 11-07 March 28, 2011

PORTAL ENTERS BIRDBEAR OIL PLAY IN WEST CENTRAL SASKATCHEWAN

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) is pleased to announce that the Company has entered into an agreement to participate in the development of an oil play in west central Saskatchewan.  Under the terms of the agreement between Portal and a private, Canadian oil and natural gas producer, Portal has the right to earn a 25%, non operating, working interest in a total of four sections of land (2,560 acres).  A 25% working interest in the first two sections will be earned by participating in, and paying a 50% cost share of, the drilling of one vertical and one horizontal well.  An interest in an additional two sections of land will be earned with participation on a “straight up basis” (25% of costs for a 25% working interest).

Modeling of newly acquired 3D seismic data suggests that there is extensive development potential directly offsetting the production on adjacent lands within the Birdbear Formation.  Recent activity has seen several major producers drilling 6 - 10 horizontal wells per section into this formation and reporting initial production rates in the range of 100 - 150 barrels of oil per day with low to moderate finding and development costs.

The Birdbear Formation lies at a depth of approximately 750 meters, is 5 to 7 meters thick and due to the fact that it is a carbonate unit that has undergone dolomitization, shows porosity up to 15%; in this area of Saskatchewan the formation yeilds heavy oil at 13° API.  The Birdbear Formation correlates to the highly productive Nisku Formation in Alberta.

Drilling operations are scheduled to commence after spring breakup.  Completion operations will consist of an acid wash and squeeze using coil tubing prior to the commencement of production.

It is anticipated that each of the horizontal wells will qualify for the Province of Saskatchewan’s drilling incentive program on the first 100,000 barrels of production.  A minimum 2.5% government mineral tax will apply.

“We are very pleased to be involved with this play as it represents a relatively low risk opportunity for production in a play that has significant upside,” stated David Hottman, Chairman, CEO.

Portal Resources Ltd. has offices in Calgary and Vancouver, Canada and is focused on the exploration, development and exploitation of oil and gas resources within the Western Canadian Sedimentary Basin.  For additional information please refer to the Company’s website at: www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.” This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Statements contained in this news release that are not historical facts are anticipated results and forward-looking statements that involve various risks and uncertainty affecting the business of Portal. Actual results may vary materially from the information provided in this release. As a result, there is no representation by Portal that actual results realized in the future would be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Portal is involved in the exploration for hydrocarbons and all of its current property holdings are in the grassroots or primary exploration stage. Exploration for hydrocarbons is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures incurred on Portal’s exploration properties will result in discoveries of commercial quantities of hydrocarbons. Portal’s future success in exploiting and establishing a reserve base will depend on Portal’s ability to raise funds to develop its current properties and on its ability to discover hydrocarbons and acquire properties or prospects that are producing. There is no assurance that Portal’s future exploration and development efforts will result in the discovery or development of commercial accumulations of oil and natural gas.

For further information contact: Timea Carlsen or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net